82-3638

Bankers Trust
Corporate Trust & Agency Services

02 JAN 31 AM 8:58



Deutsche Bank

January 29, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549


02002839

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

P. Martin

Paul Martin
Vice President
Bankers Trust Company
As Depositary

dw 1/31

(Page 1)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

INTERIM RESULTS

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2001, together with comparative figures for the corresponding period in 2000. The interim results for the six months ended September 30, 2001 are not audited but have been reviewed by the Audit Committee and the auditors of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended September 30, 2001 HK$'000 (Unaudited)	2000 HK$'000 (Unaudited)
Turnover	(2)	1,750,154	1,763,289
Cost of sales		(1,406,919)	(1,447,958)
Gross profit		343,235	315,331
Other revenue	(3)	36,308	72,364
Distribution costs		(191,511)	(146,676)
Administrative expenses		(138,782)	(124,291)
Profit from operations	(4)	49,250	116,728
Finance costs		(39,174)	(46,488)
Share of results of associates		(3,084)	(12,675)
Net gain on deemed disposal of interests in associates		–	6,006
Net gain on disposal of interests in subsidiaries		–	1,995
Profit before taxation		6,992	65,566
Taxation	(5)	1,698	1,130
Profit before minority interests		5,294	64,436
Minority interests		(2,361)	1,814
Profit attributable to shareholders		2,933	66,250
Dividends	(6)	9,647	9,886
Earnings per share	(7)		
Basic		0.05 cent	1.62 cents
Diluted		0.05 cent	1.61 cents

Notes:

	Turnover Six months ended September 30, 2001 HK$'000	2000 HK$'000	Contribution to operating profit Six months ended September 30, 2001 HK$'000	2000 HK$'000
By geographical market:				
North America	1,451,215	1,497,248	78,880	144,126
South America	–	9,338	–	376
Europe	208,125	91,510	(24,776)	(17,842)
Africa	13,214	8,576	(203)	(4,683)
Pacific Basin and The People's Republic of China	63,035	154,929	(9,021)	(68)
Others	14,565	1,688	(152)	(1,085)
	1,750,154	1,763,289	44,728	120,824
Interest income			17,973	27,262
Finance costs			(39,174)	(46,488)
Share of results of associates			(3,084)	(12,675)
Net corporate expenses			(13,451)	(23,357)
			6,992	65,566

(3) **Other Revenue**

	Six months ended September 30, 2001 HK$'000	2000 HK$'000
Other revenue includes the following items:		
Unrealized holding gain on other investments	1,261	29,248
Interest income	17,973	27,262
Internet service income	4,998	8,990
Gain on disposal of property, plant and equipment	–	371

(4) **Profit from operations**

Profit from operations has been arrived at after charging:

	Six months ended September 30, 2001 HK$'000	2000 HK$'000
Depreciation and amortization of property, plant and equipment	9,407	7,827
Amortization of intangible assets	5,704	5,704
Amortization of deferred expenditure	–	6,022
Loss on disposal of property, plant and equipment	3,887	–

(5) Taxation

	Note		
Profit attributable to shareholders		2,933	66,250
Dividends	(6)	9,647	9,886
Earnings per share	(7)		
Basic		0.05 cent	1.62 cents
Diluted		0.05 cent	1.61 cents

Notes:

(1) Principal Accounting Policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2001, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants:

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in prior period adjustment which increase the retained profits as at April 1, 2000 by HK$9,886,000 and as at April 1, 2001 by HK$9,647,000.

Goodwill

In the current period, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognized retrospectively. The effect of this prior period adjustment is to decrease the retained profits as at April 1, 2000 by HK$173,413,000 and to increase the loss for the year ended March 31, 2001 by HK$291,430,000. Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as further impairment losses are identified. Negative goodwill arising on acquisitions prior to April 1, 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after April 1, 2001 is capitalized and amortized over its estimated useful life. Negative goodwill arising on acquisitions after April 1, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

(2) Segment Information

The group's turnover and contribution to operating profit for the six months ended September 30, 2001 analyzed by principal activity and geographical market are as follows:

	Turnover Six months ended September 30, 2001 HK$'000	Turnover Six months ended September 30, 2000 HK$'000	Contribution to operating profit Six months ended September 30, 2001 HK$'000	Contribution to operating profit Six months ended September 30, 2000 HK$'000
By principal activity:				
Sale of goods				
– Computer related products	1,157,989	960,675	44,160	82,454
– Consumer electronic products	572,259	652,744	11,194	12,768
Trading of securities	19,906	149,870	(10,626)	25,602
	1,750,154	1,763,289	44,728	120,824
Interest income			17,973	27,262
Finance costs			(39,174)	(46,488)
Share of results of associates			(3,084)	(12,675)
Net corporate expenses			(13,451)	(23,357)
			6,992	65,566

	Six months ended September 30, 2001 HK$'000	Six months ended September 30, 2000 HK$'000
Depreciation and amortization of property, plant and equipment	9,407	7,827
Amortization of intangible assets	5,704	5,704
Amortization of deferred expenditure	–	6,022
Loss on disposal of property, plant and equipment	3,887	–

(5) Taxation

	Six months ended September 30, 2001 HK$'000	Six months ended September 30, 2000 HK$'000
The charge comprises:		
Overseas taxation	816	1,130
Share of tax on result of an associate	882	–
	1,698	1,130

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

(6) Dividends

	Six months ended September 30, 2001 HK$'000	Six months ended September 30, 2000 HK$'000
2001 final dividend of HK0.15 cent, with a *scrip dividend option* (2000 final dividend: HK0.17 cent) per share	9,647	9,886

(7) Earnings Per Share

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended September 30, 2001 HK$'000	Six months ended September 30, 2000 HK$'000
Earnings:		
Profit attributable to shareholders and earnings for the purposes of basic and diluted earnings per share	2,933	66,250
	'000	'000
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	6,429,961	4,101,428
Effect of dilutive potential shares in respect of share options	7,155	19,345
Weighted average number of shares for the purposes of diluted earnings per share	6,437,116	4,120,773

The computation of diluted earnings per share for the six months ended September 30, 2001 and 2000 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for the period nor the exercise of warrants as the exercise price of warrants was greater than the market price of the Company's shares.

The weighted average number of shares for the purposes of basic and diluted earnings per share for the six months ended September 30, 2000 has been adjusted for the effect of the Company's rights issue in February 2001.

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the six months ended September 30, 2001 (2000: HK0.17 cent per share). Accordingly, no closure of Register of Members and Register of Warrantholders of the Company are proposed.

(Page 2)


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

FINANCIAL REVIEW

During the six months ended September 30, 2001, the Group recorded an unaudited profit attributable to shareholders of approximately HK$3 million. The majority of the current period turnover was derived from trading businesses of the "Memorex" branded products, which amounted to HK$1,730 million. An increase of around 7% in turnover as compared with that of HK$1,613 million for the corresponding period last year was achieved by sales mainly to the North American and European markets. The gross profits of the current period recorded an increase of HK$28 million (9%) as compared with that of the same period last year. Although the profit from operations of HK$49 million for the current period represented 42% of that of the same period last year, as the Group suffered huge losses during the second half of the last financial year ended March 31, 2001, it signified a turnaround from a loss from operations of HK$106 million in the last whole year to a profit from operations of HK$49 million for this interim period.

Under the economic downturn of the world markets since the last quarter of 2000, the Group had experienced a significant loss in the financial year 2000/2001. After almost a year's striving for better market shares and selection of quality investment portfolio, the Group is glad to have recorded an unaudited profit attributable to shareholders of approximately HK$3 million for this interim results. Speaking from experiences, the Group has been maintaining a satisfactory growth in sales volume and an acceptable net operating profit derived from the "Memorex" branded products trading businesses in the world-wide markets since 1998.

Liquidity and financial resources

Cash balances at September 30, 2001 stood at HK$383 million (At 3/31/2001: HK$596 million) accounted for 19% (At 3/31/2001: 30%) of the net tangible asset value of the Group ("NTAV"). The current ratio (current assets/current liabilities) of the Group at September 30, 2001 was 1.32 (At 3/31/2001: 1.32).

As at September 30, 2001, total borrowings of the Group amounted to HK$1,327.6 million (At 3/31/2001: HK$1,402.3 million), of which HK$9.8 million were not repayable within one year. The borrowings included convertible note of HK$385.9 million, bank borrowings of HK$514.4 million, other loans of HK$341.7 million, overdrafts of HK$80.8 million and obligations under finance leases and hire purchase contracts of HK$4.8 million.

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2001 was 61% (At 3/31/2001: 65%).

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong [illegible]

Adopted by the Company on November 28, 1991, the Existing Scheme had a period of 10 years, but was early terminated pursuant to an ordinary resolution being passed at the AGM. As at the date of the AGM, options entitling the holders thereof to subscribe for up to 348,227,280 shares of the Company granted under the Existing Scheme were outstanding. All the outstanding options granted under the Existing Scheme have now lapsed.

Under the New Scheme, the maximum number of shares in respect of which options may be granted shall be such number which shall represent 10% of the issued ordinary share capital of the Company from time to time, excluding any shares issued on the exercise of options granted pursuant to the New Scheme or any other scheme.

The principal terms of the New Scheme have been disclosed in the circular of the Company dated July 24, 2001.

Final Dividend for the year ended March 31, 2001

On July 20, 2001, the Company announced that the Board recommended the payment of a final dividend of HK0.15 cent per share of HK$0.025 each in the capital of the Company for the year ended March 31, 2001 to shareholders whose names appeared on the register of members of the Company on Tuesday, August 21, 2001 (the "Record Date") and that shareholders would be given the option to receive shares of HK$0.025 each ("New Shares") in the capital of the Company in lieu of cash in respect of part or all of such dividend (the "Scrip Dividend Scheme"). The recommended final dividend was approved at the AGM.

As at the record date, 6,431,180,290 shares were outstanding. The Company paid HK$9,505,979.26 cash and issued 1,372,233 New Shares under the Scrip Dividend Scheme. The New Shares issued rank pari passu in all respects with the existing shares of the Company, and the Listing Committee of the Stock Exchange has granted its approval for the listing of and permission to deal in the New Shares issued pursuant to the Scrip Dividend Scheme. Further details of the final dividend and the Scrip Dividend Scheme are disclosed in the Company's circular dated August 21, 2001.

OUTLOOK

As we are near the end of the calendar year, it is disheartening to see that worldwide economies have not improved significantly since the beginning of 2001. The events of September 11 shocked not only the United States but had a tremendous impact on the rest of the world. Worldwide financial markets were also not immune to this devastating blow to the strong U.S. economy.

Despite the war on terrorism, it is important to remember that life must still go on. Confidence must be regained in all walks of life, including trust in one's security. Although consumer spending may definitely be affected in the near future, the Group believes that the well established Memorex® brand will be assured to have a secure position in the minds of consumers who associate this well-

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2001 was 61% (At 3/31/2001: 65%).

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The exposure to the foreign exchange fluctuation is not significant to the Group. Interest rates of the loans are ranging from Libor or Hibor plus for import loans and Prime plus for overdraft facilities. So far, the Group did not enter into any interest rate or foreign currency speculative and hedging activities.

BUSINESS AND OPERATION REVIEW

TRADING OPERATIONS

Sales on the Memorex® operations side of the Group continued to grow during the first six months ended September 30, 2001. Increased penetration in market share, geographic regions and product categories contributed to boost turnover in the computer related products categories.

In the United States, revenues in the computer related segment increased to approximately US$105.4 million (equivalent to approximately HK$820.8 million) for the six months ended September 30, 2001, representing an 11.5% increase from the same period last year. In particular, optical media unit sales enjoyed strong growth. Consumer confidence in the Memorex® brand is evident in the United States as Memorex® maintains its market share leadership position for optical media for the eighth consecutive quarter.

In Europe, the Group focused on further growth and expansion. By the end of the six months ended September 30, 2001, the Group was ranked number three in CD-R media sales overall in the European market. Significant efforts were also made to increase market penetration of Memorex® products in Europe during the period. Computer related Memorex® branded products can now be found in almost every major European retail chain, including Tesco's, the biggest retailer in the United Kingdom.

During the period, the Group launched a new line of input devices using Memorex®'s own designs through creative molds that have a distinctive look and free. By leveraging on the strength of the Memorex® brandname, the Group anticipates that these new products will enable it to secure a strong presence in both the United States and European markets.

In the coming six months, the Group will further push to achieve greater market share in all product categories and further revenue growth.

OTHER MATTERS

Tender of Shares in Oxford Properties Group Inc.

On August 20, 2001, the Company, together with its indirect wholly-owned subsidiaries, Gold Colt Enterprises Limited and Kurrana Limited (collectively referred to as the "Vendors") entered into an agreement (the "Agreement") with BPC Properties Ltd. (the "Offeror") and others, pursuant to which the Offeror agreed, subject to certain conditions, to make an offer (the "Offer") to all the shareholders of Oxford Properties Group Inc. ("Oxford") to acquire all the shares in the capital of Oxford held by them at an offer price of CAD23.75 per common share. The Vendors agreed pursuant to the terms of the Agreement to tender 4,556,976 common shares in the capital of Oxford in connection with the Offeror's Offer.

The Offeror is owned by BPC Real Estate Holdings Trust and Ontario Municipal Employees Retirement System ("OMERS"), one of the largest pension plans in Canada. On October 17, 2001, Oxford and OMERS announced that the Offeror had taken up all the Oxford shares tendered pursuant to the Offer. In total, approximately 98.6% of the outstanding Oxford shares not previously owned by OMERS and the Offeror were taken up. As the Offer was accepted by holders of more than 90% of the Oxford shares that were subject to the Offer, the Offeror proceeded to exercise its statutory right to acquire the remaining Oxford shares. In connection with the Offer, the Group received approximately CAD108.2 million (equivalent to approximately HK$537.9 million).

Further details of the Offer have been disclosed in the Company's announcement dated August 23, 2001 and the Company's circular dated September 13, 2001.

Adoption of a New Share Option Scheme

At the annual general meeting (the "AGM") of the Company held on August 21, 2001, the shareholders approved, amongst other matters, the termination of the then Company's existing share option scheme (the "Existing Scheme") and the adoption of a new share option scheme (the "New Scheme"). The Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted its approval of the New Scheme and the grant of options thereunder and for the listing of and permission to deal in the shares that are issuable pursuant to the exercise of the options granted under the New Scheme.

not only the United States but had a tremendous impact on the rest of the world. Worldwide financial markets were also not immune to this devastating blow to the strong U.S. economy.

Despite the war on terrorism, it is important to remember that life must still go on. Confidence must be regained in all walks of life, including trust in one's security. Although consumer spending may definitely be affected in the near future, the Group believes that the well established Memorex® brand will be assured to have a secure position in the minds of consumers who associate this well-known brandname with that of quality.

During the period under review, the Group experienced positive revenue growth in its trading operations. In our other business segments, the Group decided to review new investment opportunities with some conservatism. Given the state of worldwide markets, the Group did not proceed with any major acquisitions in the last six months and believes that this was a prudent approach to take.

As we enter into a new year, we wait in anticipation to see if the world will be victorious in its war against terrorism. Some uncertainty will be inevitable. Nevertheless, the Group will vigorously strive to achieve a healthy performance for the remaining fiscal year keeping the enhancement of shareholder value as its underlying focus.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended September 30, 2001, the Company repurchased a total number of 20,502,000 of its own shares on the Stock Exchange as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest *HK$*	Price per share Lowest *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
September 2001	20,502,000	0.075	0.064	1,433

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

Save as disclosed above, neither the Company nor any of its subsidiaries have purchased, redeemed or sold any of the Company's listed securities during the six months ended September 30, 2001.

AUDIT COMMITTEE

The Audit Committee (the "Committee") has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2001.

The members of the Committee included the two independent non-executive Directors of the Company.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2001, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at the Annual General Meeting in accordance with the Bye-Laws of the Company.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2001, the Group employed approximately 1,100 staff. The Group's emolument policies are formulated on the performance of individual employees and on the basis of salaries trends and prevailing industry practice in various regions, and will be reviewed regularly every year. Apart from training programmes, provident fund scheme and medical insurance, discretionary bonuses and employee share options are also awarded to employees according to the assessment of individual performance. During the six months ended September 30, 2001, 640,000,000 share options were granted to the employees (including the Directors).

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement for the six months ended September 30, 2001 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 13, 2001